UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

1Q08

Consolidated Information and Results

First Quarter 2008

(Unauditaded)

TELE NORTE LESTE PARTICIPAÇÕES S.A. and TELEMAR NORTE LESTE S.A. www.oi.com.br/ir

Upcoming Events: Conference Calls

Portuguese		English
Date:	Monday, May 5 2008 10:00am (Rio) – 9:00am (NY)	Date:	Monday, May 5 2008 1:00pm (Rio) – 12:00pm (NY)
Access:	Phone: (55 11) 4688 - 6301 Code: Oi Replay: (55 11) 4688 - 6312 (code 398) Available until May 11 2008	Access:	Phone: 800 – 853 - 3895 (USA) 1 334 323 7224 (Brazil / other countries) Code: Oi Replay: 877 – 656 - 8905 (USA) 1 – 334 – 323 – 9859 (Brazil / other) Available until May 11 2008 – code: Oi
Webcast:	http://www.ccall.com.br/oi
A complementary presentation will be available before the start of the conference call at: http://www.oi.com.br/ir

Contents

1	Highlights	3
2	Operating Performance	4
3	Consolidated Results	6
4	Debt, Capital Expenditure and Cash Flow	15
5	Recent Events	18
6	Financial Statements	24
7	Glossary	30

TNL Participações Outstanding Shares (Thousand): 382,122 TNLP3: R$ 60.59 TNLP4: R$ 46.60 TNE: US$ 26.54 ADR	Telemar Norte Leste Outstanding Shares (Thousand): 238,614 TMAR3 ON: R$ 116.00 TMAR5 PNA: R$ 91.00 TMAR6 PNB: R$ 85.00

Rio de Janeiro, May 2, 2008: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3) and Telemar Norte Leste (Bovespa: TMAR5) are pleased to announce today the results for the first quarter of 2008 (1Q08).

1) Main Highlights

  Revenue Generating Units (RGUs) increased by 1.28 million in 1Q08, 351.8% more than the 284 thousand in 1Q07. At the end of March, Oi companies had 33.0 million RGUs, +4.0% and +14.3% more than in December 2007 and March 2007, respectively. Such performance was influenced by:
    A stable accelerated growth scenario in the wireless segment, with quarterly net additions totaling 1.35 million users, 4.8 times more than in 1Q07;

    Continuation of Oi Velox growth pace with 120 thousand additions in the quarter, 122% higher than the 54 thousand recorded in the same period in 2007.
  In the wireless segment, post-paid net additions (234 thousand users) had the best quarterly performance since 3Q06. In this segment, “Oi Conta Total” already accounts for 22.9% of the total post-paid. In the pre-paid segment, the “Oi Ligadores” campaign is still succesful at seizing new pre-paid lines, or 1.11 million in the first three months of 2008.
  Consolidated net revenue in 1Q08 of R$4,489 million was stable compared with the previous quarter and 4.3% above the same period in 2007.
  Wireline average monthly revenue (ARPU), which totaled R$86.5 in the quarter, represents a 2.4% growth over 1Q07 and a 1.1% over 4Q07.
  Consolidated EBITDA amounted to R$1,649 million, 6.5% above that seen in the previous quarter and 13.8% higher than in 1Q07. In this quarter, both the wireline and wireless businesses contributed to such performance. The consolidated EBITDA margin of 36.7% in the quarter represents growth of 2.2 p.p. and 3.0 p.p. compared with 4Q07 and 1Q07, respectively.
  Net debt of R$2.5 billion at the end of March 2008 was down 6.9% in the quarter and 41.2% in twelve months. Such amount equals 0.4x EBITDA in the last twelve months.
  Consolidated net earnings hit R$486 million (R$1.27/share and US$0.73/ADR), 41.7% higher than in the same period in 2007, influenced by better operating results, lower net financial expenses and exploitation profit.
  Consolidated capital expenditure totaled R$645 million (14.4% of the net revenue in the quarter), of which 78% were invested to the wireline segment and 22% for the wireless segment.
  Free cash flow after investments equaled R$484 million in the quarter (-23.1% below 4Q07).
  In April 03 2008, Tmar concluded the acquisition of TNCP’s control (Tele Norte Celular Participações), which controls Amazônia Celular S.A.. The 1Q08 figures of those companies are not considered in this report yet.

Table 1 – Leading Financial Indicators

R$ million	1Q07	4Q07	1Q08	QoQ	YoY
TNL Consolidated
Net Revenue	4,305	4,484	4,489	0.1%	4.3%
EBITDA	1,449	1,548	1,649	6.5%	13.8%
EBITDA Margin (%)	33.7%	34.5%	36.7%	2.2 p.p.	3.0 p.p.
Net Earnings	343	911	486	-46.7%	41.7%

Net Debt	4,245	2,681	2,497	-6.9%	-41.2%
CAPEX	344	1,026	645	-37.1%	87.5%
Free Cash Flow	841	629	484	-23.1%	-42.4%
Net Debt / EBITDA	0.7	0.4	0.4	0.0%	-42.9%

TMAR Parent Company
Net Revenue	3,533	3,621	3,586	-1.0%	1.5%
EBITDA	1,276	1,213	1,315	8.4%	3.1%
EBITDA Margin (%)	36.1%	33.5%	36.7%	3.2 p.p.	0.6 p.p.
Net Earnings	437	939	582	-38.0%	33.2%

Oi (TNL PCS)
Net Revenue	1,000	1,105	1,149	4.0%	14.9%
EBITDA	183	355	382	7.6%	108.7%
EBITDA Margin (%)	18.3%	32.1%	33.3%	1.2 p.p.	15.0 p.p.
Net Earnings	46	216	154	-28.7%	234.8%

2) Operating Performance:

In 1Q08, 1,283 thousand RGUs were added, amounting to 33,007 thousand or 4.0% above the previous quarter,  and 14.3% more than in March 2007, adding 4,129 thousand RGUs.

Wireline – Oi Fixo

The wireline services base dropped 1.3% from the previous quarter and 2.1% in twelve months period. We kept focusing on offers by alternative plans, which in addition to customer loyalty have contributed to improving the company’s ARPU. At the end of the quarter, these plans amounted to 5.2 million, rising 10.1% from 1Q07 and 0.6% from the end of 2007. This accounted for 37.3% of the total lines in service and 48.2% of those residential.

Broadband – Oi Velox

In line with the growth pace set in 2007´s second quarter of the ADSL plant (Oi Velox), expanded by 120 thousand terminals in 1Q08, totaling 1,638 thousand lines in March 2008, in a 7.9% rise compared with 4Q07.

In the last twelve months the Oi Velox customer base increased by 456 thousand terminals, registering a 38.6% annual growth.

Wireless Segment – Oi Móvel

The wireless customer base ended 1Q08 with 17.3 million customers, supporting the fast growth rate in the quarter, and was 8.4% above 4Q07 as a result of 2.4 million gross additions and 1.1 million disconnections (churn). Compared with the previous year, Oi Móvel grew 29.7% with net additions of almost 4.0 million customers, posting a growth 6.5 p.p. above the national average of 23.2% in the same period.

The pre-paid segment reached 14.5 million customers in the quarter, +8.3% and +31.3% above 4Q07 and 1Q07, respectively. This segment accounted for 82.6% of the net additions in the quarter following continuous additions of customers due to the “Oi Ligadores” campaign. Until the end of March 2008, 9.9 million customers had adhered to this campaign, or 69% of the pre-paid customer base.

Post-paid customers registered net additions of 234 thousand users, the best quarterly performance since 3Q06, increasing the base to 2,823 thousand customers or 16.3% of the total. In this segment, we highlight that “Oi Conta Total”, a convergent product that had 646 thousand at the end of the quarter, accounting for 22.9% of the post-paid user base (20.7% in 4Q07).

The penetration rate of the wireless segment in Region I hit 60.0% at the end of March 2008 (57.5% in December 2007) and Oi’s market share in the region stood at 27.9%.

Table 2 – Operational Indicators

	1Q07	2Q07	3Q07	4Q07	1Q08	QoQ	YoY
Wireline Services - "Oi Fixo"
(a) Lines in Service ('000)	14,338	14,347	14,318	14,222	14,037	-1.3%	-2.1%
Residential (%)	78.1%	78.0%	77.9%	77.7%	77.4%	-0.3 p.p.	-0.7 p.p.
Commercial (%)	17.9%	18.0%	18.1%	18.2%	18.4%	0.2 p.p.	0.5 p.p.
Public Telephones (%)	4.0%	4.0%	4.0%	4.1%	4.2%	0.1 p.p.	0.2 p.p.
Average Subscriber Base ('000)	14,359	14,339	14,337	14,271	14,130	-1.0%	-1.6%
Alternatives Plans '(000)*	4,755	5,480	4,986	5,202	5,234	0.6%	10.1%
Proportion of Lines in Service (%)	33.2%	38.2%	34.8%	36.6%	37.3%	0.7 p.p.	4.1 p.p.
ARPU Oi Fixo (R$)	84.5	85.1	85.5	85.6	86.5	1.1%	2.4%

Broadband Services - "Oi Velox"
(b) ADSL Subscribers ('000)	1,182	1,266	1,393	1,518	1,638	7.9%	38.6%
Proportion of Lines in Service (%)	8.2%	8.8%	9.7%	10.7%	11.7%	1.0 p.p.	3.5 p.p.
Residential (%)	84.6%	85.3%	85.1%	85.7%	86.2%	0.5 p.p.	1.6 p.p.
Average Subscriber Base ('000)	1,153	1,224	1,327	1,458	1,577	8.2%	36.8%
ARPU Oi Velox (R$)	53.6	51.8	50.1	46.4	46.5	0.2%	-13.2%

Wireless Services - "Oi Móvel"
(c) Mobile Subscribers ('000)**	13,358	13,634	14,900	15,984	17,332	8.4%	29.7%
Proportion on Pre-Paid Plans (%)	83%	82%	84%	84%	84%	0.0 p.p.	1.0 p.p.
Average Subscriber Base ('000)	12,952	13,097	14,320	15,348	16,621	8.3%	28.3%
Market Share Oi - Region I (%)	27.2%	26.5%	27.0%	26.9%	27.9%	1.0 p.p.	0.7 p.p.
Proportion of Net Additions in Region I (%)	21.1%	11.5%	34.1%	25.4%	48.5%	23.1 p.p.	27.4 p.p.
Penetration rate - Region I (%)	47.9%	50.1%	53.5%	57.5%	60.0%	2.5 p.p.	12.1 p.p.
Quarterly Churn rate (%)	7.7%	7.7%	11.5%	9.1%	6.6%	-2.5 p.p.	-1.1 p.p.
Oi ARPU (R$)	21.6	21.5	22.3	22.7	21.3	-6.2%	-1.4%

RGU - Revenue Generating Unit (a+b+c) (´000)	28,878	29,247	30,611	31,724	33,007	4.0%	14.3%

*Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX virtual” and others.
**In this quarter, figures for Tele Norte Celular (Amazônia Celular) are not yet included.

3) Consolidated Results:

3.1) Revenue

Consolidated gross revenue remained basically stable at R$6,451 million, or 0.1% above 4Q07 and 4.7% higher than in 1Q07. For another quarter, we highlight greater revenues from “data” and “wireless services” offsetting drops in revenue from “local fixed”, “fixed-to-mobile (VC1)” and “public telephony” services. It is worth mentioning the performance in the quarter of “advanced voice/other” as well as “fixed-to-mobile long distance (VC-2/VC-3)” services.

Table 3 – Breakdown of Consolidated Gross Revenue

R$ million	1T07	4Q07	1Q08	QoQ	YoY	1Q07	1Q08
Wireline	5,173	5,180	5,143	-0.7%	-0.6%	84%	80%
Local (exc. - VC1)	2,249	2,175	2,105	-3.2%	-6.4%	36%	33%
Subscription	1,705	1,754	1,719	-2.0%	0.8%	28%	27%
Local Traffic	516	398	363	-8.8%	-29.7%	8%	6%
Others	27	23	23	0.0%	-14.8%	0%	0%

Local Fixed-to-Mobile (VC1)	676	729	679	-6.9%	0.4%	11%	11%
Long Distance (exc. - VC2/3)	722	671	688	2.5%	-4.7%	12%	11%
LD Fixed-to-Mobile (VC2/3)	197	216	239	10.6%	21.3%	3%	4%
Network Usage	150	151	156	3.3%	4.0%	2%	2%
Data	674	759	809	6.6%	20.0%	11%	13%
Velox	266	295	319	8.1%	19.9%	4%	5%
Others	408	465	490	5.4%	20.1%	7%	8%

Public Phones	302	233	211	-9.4%	-30.1%	5%	3%
Additional Services	144	173	169	-2.3%	17.4%	2%	3%
Advanced Voice / Other	60	72	86	19.4%	43.3%	1%	1%

Wireless	990	1,262	1,308	3.6%	32.1%	16%	20%
Services	936	1,204	1,259	4.6%	34.5%	15%	20%
Subscriptions	207	270	292	8.1%	41.1%	3%	5%
Outgoing Calls	374	479	524	9.4%	40.1%	6%	8%
Domestic/Inter. Roaming	29	30	33	10.0%	13.8%	0%	1%
Network Usage	260	319	298	-6.6%	14.6%	4%	5%
Data / Value Added	66	105	111	5.7%	68.2%	1%	2%
Handset Sales	54	58	48	-17.2%	-11.1%	1%	1%

Wireline	5,173	5,180	5,143	-0.7%	-0.6%	84%	80%
Wireless	990	1,262	1,308	3.6%	32.1%	16%	20%

Total Gross Revenue	6,163	6,442	6,451	0.1%	4.7%	100%	100%
Consolidated Net Revenue	4,305	4,484	4,489	0.1%	4.3%	70%	70%

Wireline Services:

Gross revenue from wireline services reduced slightly both, compared to the previous quarter by 0.7% and 0,6% from 1Q07. In this business, the drop in “local services” and “public telephony” revenues were only partially offset by a rise in revenues from “data”, “fixed-to-mobile long distance” and “advanced voice/other” services.

Local Service

Fixed-to-Fixed: (subscription, traffic, connection fee)

Local service revenue fell by 3.2% and 6.4% compared with 4Q07 and 1Q07, respectively. The quartely decline was both in revenues from subscription and traffic. Regarding subscriptions, the loss stems from a smaller number of telephone terminals in service, -1.3% compared with 4Q07, and -2.1% from 1Q07. Lower revenues from excess traffic have been a general trend in the sector.

Fixed-to-Mobile: (VC1)

The smaller fixed-to-mobile traffic generated a 6.9% reduction in revenues in comparison with 4Q07. Compared with 1Q07, such revenues were stable (+R$3 million; +0.4%), although considering a tariff readjustment in July 2007 (+2.88%).

Long Distance Services (LD)

Fixed-to-Fixed LD (NLD and ILD)

The 2.5% growth in revenue compared with 4Q07 results derives from an traffic increase. Compared to 1Q07, however, the lower traffic is responsible for the 4.7% drop in revenue. It is worth mentioning that the year-on-year comparison includes the impact of the tariff readjustment in July 2007 (+1.83%).

LD Fixed-to-Mobile (VC2/VC3)

Growth in revenue both in the quarter (+10.6%) and year to date (+21.3%) reflects the steady increase in long-distance fixed-to-mobile traffic. Also in this item, the variation related to 1Q07 considers the tariff readjustment in July 2007 (+2.88%).

Remuneration for Network Usage:

Revenue had a slight growth compared with 4Q07 (+R$5 million; +3.3%) and 1Q07 (+R$6 million; +4.0%). Year-on-year, we highlight the positive impact of the readjustment of TU-RL (local network usage) and TU-RIU (intercity network usage) tariffs (+1.83%), authorized in July 2007. It is worth mentioning the indirect positive reflex on this type of revenue from the “Oi Ligadores” campaign and additional campaigns sponsored by other operating companies that distribute bonuses in on-net (mobile to mobile)and mobile-to-fixed traffics.

Data Communication Services:

The increased Oi Velox revenues were the main highlight of these services, which influenced the R$50 million rise in revenues in the quarter (+6.6%). The comparison with 1Q07 shows a 20.0% rise in revenue (+R$135 million) due to the greater Oi Velox ADSL access base, which grew 38.6% in the last twelve months. It is important to mention that Oi Velox represents an important product in order to retain customers. Presently, Oi Velox users account for 11.7% of the total lines in service.

It is worth mentioning that an increase in “others” in the quarter is due to the higher revenues from “EILD – Leased Lines” (+R$14 million) and “IP” services (+R$9 million). Year-on-year, higher revenues from “EILD” (+R$20 million), “IP” (+R$16 million) and subscriptions to “Oi Internet” provider (+R$14 million) influenced this account positively.

Public Telephones:

The reduction of R$22 million (-9.4%) and R$91 million (-30.1%) when compared with 4Q07 and 1Q07, respectively, both as a result of a drop in credits sold. This revenue item also suffered an indirect impact, this time, a negative one, from a greater pre-paid traffic given as bonus in the campaigns of wireless companies in general.

Wireless Services

Gross revenue from wireless services increased R$46 million (+3.6%) and R$318 million (+32.1%) compared with 4Q07 and 1Q07, respectively. In the quarter, it is worth highlighting the rise in “subscriptions” revenues (+R$22 million; +8.1%) and “outgoing calls” (+R$45 million; +9.4%), which were partially offset by a drop in revenue from “network usage remuneration” (-R$21 million; -6.6%). Year-on-year, services revenues had positive variations in all items, contributing to a performance that was 34.5% higher than in 1Q07 (R$323 million).

  Revenue growth from subscriptions compared with 4Q07 stems from the increase in the user base in the post-paid segment (+9.0%), boosted by “Oi Conta Total” convergent plans.
   “Outgoing calls” revenues rose 9.4% in the quarter and 40.1% in twelve months, as a result of the growth in the customer base. Such an increase derives strongly from the “Oi Ligadores” campaign (started July 07) in the pre-paid segment, which offers bonuses in each credit renewal, to be utilized in calls within the campaign’s networks (Oi-to-Fixed, Oi-to-Oi).
  The 6.6% reduction in the “network usage” revenue stems from lower traffic compared with 4Q07, ending the quarter at R$298 million after R$205 million eliminations related to revenues obtained with TMAR. Comparing to the same year-ago period, revenue rose R$38 million (+14.6%).
  The R$6 million (+5.7%) increase in revenue from “data/value added” in 1Q08 is due to an increase in the “pre-paid SMS” service, despite smaller revenues from the tariff levied on users joining “Oi Ligadores”. Revenue related to customers adhering to this campaign was the main driver for the R$45 million (+68.2%) growth seen in this item compared with 1Q07.

Revenues from “handset sales” fell 17.2% and 11.1% compared with 4Q07 and 1Q07, respectively, due to the strategy of selling “sim card alone” in the pre-paid segment. Such strategy aims to reduce the customer acquisition cost in that segment.

At the end of the quarter, wireless services revenue accounted for 20.3% of the total consolidated gross revenue (19.6% in 4Q07), achieving consistent and continuous growth every quarter. Average monthly revenue per customer (ARPU) reached R$21.3 in the quarter, falling 6.2% from 4Q07 and 1.4% from 1Q07 due to the strong expansion in the user base.

3.2) Operating Expenses

Operating expenses fell 3.2% compared with the previous quarter (-R$95 million) due to lower “COGS”, “Personnel”, “Marketing”, “Third-Party Services” and “Other Operating Expenses”, in spite of higher expenses due to “Provision for Bad Debts” and “Materials”.

Compared with the same period in 2007, lower expenses with “COGS”, “Other Operating Expenses” and “Marketing” contributed to the R$15 million reduction (-0.5%), even with higher expenses with “Materials”, “Third-Party Services”, “Rent and Insurance” and “Provision for Bad Debts”.

Table 4 – Breakdown of Operating Expenses

Item - R$ million	1Q07	4Q07	1Q08	QoQ	YoY

Interconnection	826	850	840	-1.2%	1.7%
Personnel	179	199	185	-7.0%	3.4%
Materials	70	75	84	12.0%	20.0%
Handset Costs/Other (COGS)	68	62	45	-27.4%	-33.8%
Third-Party Services	969	1,050	1,000	-4.8%	3.2%
Marketing	69	76	65	-14.5%	-5.8%
Rent and Insurance	189	201	204	1.5%	7.9%
Provision for Bad Debts	143	163	222	36.2%	55.2%
Other Operating Expenses (Revenue), Net	344	261	196	-24.9%	-43.0%
TOTAL	2,856	2,936	2,841	-3.2%	-0.5%
Interconnection	826	850	840	-1.2%	1.7%
Handset Costs	68	62	45	-27.4%	-33.8%
Cost of Services	874	853	849	-0.5%	-2.9%
Personnel	51	76	69	-9.2%	35.3%
Third-Party Services	478	439	426	-3.0%	-10.9%
Materials	68	69	77	11.6%	13.2%
Rent and Insurance	166	176	164	-6.8%	-1.2%
Anatel Concession Contract	34	20	30	50.0%	-11.8%
Other	76	72	83	15.3%	9.2%
Selling Expenses	602	695	752	8.2%	24.9%
Personnel	40	42	41	-2.4%	2.5%
Third-Party Services	340	399	408	2.3%	20.0%
Marketing	69	76	65	-14.5%	-5.8%
Materials	0	1	3	200.0%	-
Other	10	14	11	-21.4%	10.0%
Provisions for Bad Debts and Receivable write-off	143	163	222	36.2%	55.2%
General and Administrative Expenses	270	330	290	-12.1%	7.4%
Personnel	87	81	75	-7.4%	-13.8%
Third-Party Services	151	213	167	-21.6%	10.6%
Materials	2	5	3	-40.0%	50.0%
Rent and Insurance	22	24	40	66.7%	81.8%
Other	8	7	5	-28.6%	-37.5%
Other Operating Expenses (Revenue), Net	216	148	66	-55.4%	-69.4%

Interconnection:

Interconnection costs were relatively stable compared with 4Q07 and 1Q07 (-1.2% and +1.7%, respectively), following variations in long-distance (VC-2 and VC-3) and local (VC1) fixed-to-mobile traffic.

Personnel:

The reduction in consolidated personnel costs in the quarter (-7.0%) reflects the lower expenses for employee bonuses that impacted the figure in 4Q07. Compared with 1Q07, this cost rose 3.4% due to a rise in the number of employees, mainly as a result of the start of operations of subsidiary SEREDE (August 2007) and the incorporation of Oi TV (former Way TV), in addition to the wage readjustment in December 2007 (+5.0%), in accordance with an agreement signed that month.

At the end of 1Q08, the consolidated number of employees equaled 9,895, showing a small reduction from the 9,936 in 4Q07, and 13.6% higher than in 1Q07 (8,710), before the creation of SEREDE and the consolidation of Oi TV in November 2007.

Handset Costs and Others (COGS):

Handset costs and others (COGS) fell 27.4% (-R$17 million) in the quarter and 33.8% (-R$23 million) in twelve-month period. This fact stems from the continuation of the “sim card alone” sale strategy in the pre-paid segment, which is responsible for the substantial reduction in the customers’ acquisition cost. It is worth highlighting that the figure in 1Q07 had a positive impact of R$55 million from a reversal in the provision for obsolete stock due to a fire in January 2007 (in that quarter, the net effect on the result had been virtually null due to a stock write-off in the same amount recorded in Other Operating Expenses).

Third-Party Services:

Lower expenses with third-party services in the quarter (-R$50 million; -4.8%), basically due to a reduction in expenses with consultancies and legal counsel (-R$27 million), data processing (-R$10 million) and other services (-R$15 million), despite fresh expenses with transportation of data services and cable TV subscription (WAY TV since November 2007).

Compared with 1Q07, expenses rose R$31 million (+3.2%) due to increased spending on commissions and sales (+R$38 million) bolstered by larger sales in the period (Oi Móvel and Oi Velox), as well as by higher costs associated with call center operations (+R$32 million), mainly stemming from “Oi Conta Total” and “Oi Ligadores” campaigns and the additional expansion of Oi Velox. It is worth highlighting the following issues as they positively impacted costs: lower spending on ”plant maintenance” (-R$41 million), basically due to 1Q07 having expenses from termination of contracts with constructors, and also due to a slight fall in expenses from data processing.

Table 5 – Breakdown of “Third-Party Services”

Item - R$ Million	1Q07	4Q07	1Q08	QoQ	YoY
Network Maintenance (COS - Cost of Services)	371	335	330	-1.5%	-11.1%
Sales Commissions and Expenses (Selling Exp.)	119	146	157	7.5%	31.9%
Postage and Collection (Selling Exp.)	85	89	88	-1.1%	3.5%
Electricity (COS / G&A)	85	86	87	1.2%	2.4%
Data Processing (COS / G&A)	47	53	43	-18.9%	-8.5%
Call Center Operations (Selling Exp.)	81	116	113	-2.6%	39.5%
Consulting and Legal Services (COS / G&A)	59	89	62	-30.3%	5.1%
Printing and Clearing (Selling Exp.)	16	17	16	-5.9%	0.0%
Others	105	120	105	-12.5%	0.0%
Total	969	1,050	1,000	-4.8%	3.2%

Marketing:

Marketing expenses in the quarter were 14.5% lower than those in the previous quarter due to lower spending on sponsorships (-R$11 million), campaigns (-R$3 million), market research (-R$3 million) and production/creation (-R$2 million), despite greater spending on TV marketing (+R$8 million). Year-on-year, these expenses fell slightly (-R$4 million; -5.8%).

Provision for bad debts:

Provision for Bad Debts kept impacting operating costs, rising 36.2% in the quarter (+R$59 million) and 55.2% in twelve-month period (+R$79 million), thus accounting for 3.4% of gross revenue. It is worth mentioning that such a increase stems from defaults seen in the retail segment, reflecting the adoption of a more flexible credit policy adopted since 2Q07. Previously, the Company’s policy was more conservative when conceding fixed lines, and therefore having a default rate that was much lower than that seen in the Brazilian market as a whole. We believe that the present level of provision for bad debts is more in line with the reality of the telecommunications market in general.

There was also an additional impact seen in 1Q08 related to corporate customers (mainly governments) given the difficulty in negotiating with this customer segment in the period.

Other Operating Expenses (Income):

The R$65 million drop in the quarter derives from lower spending on provisions for contingencies (-R$81 million) distributed in many forms (labor, fiscal, Anatel and civil/JEC), despite a rise in expenses with Anatel’s concession contract fee (+R$9 million) and “others” expenses (+R$7 million).

Compared with 1Q07 the drop in other operating expenses/income was R$148 million and mainly come from:

 - a one-time event in that quarter (-R$54 million), due to a stock write-off stemming from a fire in the Rio de Janeiro warehouse in January 2007.

 - lower provisions for contingencies (-R$72 million).

3.3) Other Consolidated Result Items

EBITDA:

Table 6 – EBITDA and EBITDA Margin

	1Q07	4Q07	1Q08	QoQ	YoY
TNL Consolidated
EBITDA (R$ Mn)	1,449	1,548	1,649	6.5%	13.8%
Margin %	33.7%	34.5%	36.7%	2.2 p.p.	3.0 p.p.

TMAR Consolidated
EBITDA (R$ Mn)	1,459	1,557	1,668	7.1%	14.3%
Margin %	33.9%	34.8%	37.3%	2.5 p.p.	3.4 p.p.

TMAR Parent Company
EBITDA (R$ Mn)	1,276	1,213	1,315	8.4%	3.1%
Margin %	36.1%	33.5%	36.7%	3.2 p.p.	0.6 p.p.

Oi (TNL-PCS)
EBITDA (R$ Mn)	183	355	382	7.6%	108.7%
Margin %	18.3%	32.1%	33.3%	1.2 p.p.	15.0 p.p.

Consolidated EBITDA totaled R$1,649 million in 1Q08, 6.5% higher than that in 4Q07 and 13.8% above that seen in 1Q07, with 36.7% margin (34.5% in 4Q07 and 33.7% in 1Q07). The increase in EBITDA margin in the quarter was due to the better performance of the wireline and wireless segments.

In wireline operations, the parent company TMAR, despite lower revenues in the quarter (-R$35 million), reduced operating expenses (-R$137 million) and boosted EBITDA in the period by R$102 million (+8.4%).  TMAR’s EBITDA margin rose 3.2 p.p. in the quarter and hit 36.7%. Compared to 1Q07, the EBITDA was 3.1% higher and the margin 0.6 p.p..

In wireline operations (TNL-PCS) the R$382 million EBITDA and 33.3% margin were the highest on record for the company. This amount represents a 7.6% growth in the quarter and 108.7% in the year to date. The EBITDA margin, +1.2 p.p. over 4Q07 and +15.0 p.p. above 1Q07, reflects the strategic focus on yield in this business, especially due to the end of subsidies in the pre-paid customers.

Table 7 – EBITDA x EBIT x Net Earnings

R$ million	1Q07	4Q07	1Q08
EBITDA	1,449	1,548	1,649
Depreciation and Amortization	(658)	(649)	(650)
EBIT	792	898	998
Equity Accounting	(4)	203	53
Net Financial (Income) Expenses	(160)	(65)	(144)
Non-operating Expenses	3	16	4
Minority Interest	(79)	(170)	(105)
Income Tax and Social Contribution	(209)	29	(321)
Net Earnings	343	911	486

Net Financial Income (Expenses):

Consolidated net financial expenses amounted to R$144 million in 1Q08, a R$79 million rise over 4Q07 (+121.5%) and R$16 million drop (-10.0%) over 1Q07, as follows:

Table 8 – Net Financial Income (Expenses)

R$ Million	1Q07	4Q07	1Q08
Financial Income	232	321	257
Interest on financial investments	110	135	147
Other financial income	122	185	110
Financial Expenses	(391)	(386)	(401)
Interest on loans and financing	(172)	(166)	(157)
Foreign exchange effect on loans and financing	(46)	(29)	(109)
Monetary and Exchange Variations	117	72	(122)
Currency Swap Results	(162)	(101)	12
Other Financial Expenses	(173)	(192)	(134)
Banking Fees (including CPMF)	(60)	(40)	(32)
Interest on rescheduled taxes (Refis)	(14)	(13)	(13)
Monetary restatement of provisions for contingencies	(81)	(40)	(63)
IOF, PIS and Cofins taxes on financial income	(1)	(59)	(5)
Others	(17)	(40)	(21)
Net Financial Income (Expenses)	(160)	(65)	(144)

Consolidated financial revenues were lower than those recorded in the previous quarter by R$64 million, basically due to the reduction in income from the monetary correction of legal deposits (-R$70 million). In the year to date, revenues rose R$25 million (+10.8%) due to a higher average cash balance and to an increase in income from monetary correction of legal deposits, partially offset by a reduction in financial deductions obtained in the period.

Financial expenses equaled R$401 million in 1Q08, rising R$15 million (+3.9%) in the quarter and R$10 million (+2.6%) in the year to date, as follows:

  Interest on loans and financing was R$9 million lower in the quarter and R$15 million lower compared with 1Q07 basically due to the reduction in interest rates in the quarter.
  Foreign exchange impact on loans and financing, with expenses R$80 million higher in the quarter and R$63 million greater in the year to date, as a result of:

  (a) Net loss of R$122 million: foreign exchange loss on debt of R$120 million, due to the Real falling against the Japanese Yen (10.8% in the quarter), and monetary variation expenses of R$2 million;

  (b) R$12 million gain in foreign exchange hedging, stemming from R$30 million revenues from foreign exchange variations and R$18 million loss from CDI-based interest.

  Other financial expenses were lower by R$58 million compared with 4Q07 mainly due to the PIS and COFINS expense levied on interest on capital by TMAR in December 2007 (R$59 million). In comparison with 1Q07 they dropped R$39 million due to a drop in banking fees (includes CPMF extinction) and reduction de monetary restatement of contingencies.

Depreciation/Amortization

Depreciation/amortization expenses were stable (+0.2%) in comparison with 4Q07 and lower (-1.2%) relative to 1Q07. In wireline services, the greater depreciation from investiments in the expansion of network and data communication infrastructure were offset by lower amortization expenses, as a result of an end to the amortization of the goodwill of the investment in Pégasus.

In wireline services, the 10.3% increase in expenses from licence/deferred amortizations in the quarter is due to the acquisition of 2G frequencies lots auctioned off by Anatel in September 2007, whose licenses amount to R$131 million.

Table 9 – Depreciations and Amortizations

R$ million	1Q07	4Q07	1Q08	QoQ	YoY
Fixed Line / TNL	479	474	472	-0.4%	-1.5%
Depreciation	462	455	470	3.3%	1.7%
Amortization of Goodwill	17	19	2	-89.5%	-88.2%
Mobile Business	179	176	178	1.1%	-0.6%
Depreciation	141	137	135	-1.5%	-4.3%
License/Deferred Amortization	38	39	43	10.3%	13.2%
Total	658	649	650	0.2%	-1.2%

Net Earnings

Consolidated net earnings totaled R$486 million in 1Q08, 46.7% lower than that in 4Q07 and 41.7% greater than in 1Q07, reflecting a net margin of 10.8% (-9.5 p.p. over 4Q07 and +2.8 p.p over 1Q07).

It is worth mentioning that in 4Q07, consolidated net earnings are impacted by Interest on Capital (TNL and TMAR) and by exploitation profit (TMAR), generating a positive provision (revenue) for Income Tax and Social Contribution.

Year-on-year, consolidated net earnings were R$143 million higher mainly due to growth in EBITDA (+R$200 million), higher revenues from equity accounting (+R$56 million), partially reduced by higher expenses with income tax and social contribution provisions (-R$111 million). From 1Q08 onward, the company chose to register Earnings quarterly instead of just once per year, leading to the positive impact on the equity accounting of consolidated TNL (+R$53 million).

TMAR’s net earnings were R$582 million in the quarter, -38.0% and +33.2% compared with 4Q07 and 1Q07, respectively, representing net margin of +13.0%. Oi (TNL PCS) had R$154 million of net earnings in the quarter, 28.7% lower than in 4Q07 and 234.8% higher than in 1Q07. It is importante to mention that in 4Q07 Oi accounted for R$109 million defered taxes and social contribution.

Table 10 – Net Earnings

	1Q07	4Q07	1Q08	QoQ	YoY
TNL Consolidated

Net Earnings (R$ Mn)	343	911	486	-46.7%	41.7%
Net Margin	8.0%	20.3%	10.8%	-9.5 p.p.	2.8 p.p.
Earnings per Share (R$)	0.897	2.385	1.271	-46.7%	41.7%
Earnings per ADR (US$)	0.426	1.336	0.732	-45.2%	71.8%

TMAR Consolidated

Net Earnings (R$ Mn)	437	939	582	-38.0%	33.2%
Net Margin	10.1%	21.0%	13.0%	-8.0 p.p.	2.9 p.p.
Earnings per Share (R$)	1.830	3.934	2.442	-37.9%	33.4%

Oi (TNL-PCS)

Net Earnings (R$ Mn)	46	216	154	-28.7%	234.8%
Net Margin	4.6%	19.5%	13.4%	-6.1 p.p.	8.8 p.p.

4) Debt, Capex and Cash Flow

4.1) Debt

Consolidated net debt fell by R$184 million in the quarter and by R$1,748 million in twelve months, ending the period at R$2,497 million (37.3% annualized EBITDA).

Of the company’s total gross debt (R$8,978 million), 9.5% is exposed to Dollar/Real (1.3%) and Yen/Real (8.2%) variation. The average cost of the debt accumulated in the year to date stood at 126.5% of the CDI, after the effect from foreign exchange hedges, whose cost comprises the rise in the Yen (Japan) against the Real in the quarter (10.9%). If we exclude this impact, the average cost of the debt would have been 105.7% of the CDI.

Table 11 - Debt (at the end of period)

R$ million	Mar/07	Jun/07	Sep/07	Dec/07	Mar/08	% Gross Debt
Short Term	1,849	1,873	1,713	2,036	2,100	23.4%
Long Term	6,958	6,603	7,670	7,354	6,878	76.6%
Total Debt	8,807	8,476	9,382	9,390	8,978	100.0%
In Local Currency	4,500	4,404	5,164	5,248	5,149	57.4%
In Foreign Currency	2,965	2,628	2,943	2,826	2,752	30.7%
Swaps	1,342	1,444	1,275	1,316	1,076	12.0%
(-) Cash and ST investments	(4,563)	(4,470)	(6,257)	(6,710)	(6,481)	72.2%
(=) Net Debt	4,245	4,006	3,126	2,681	2,497	27.8%

In the previous quarter, TMAR borrowed R$20 million, of which R$11 million came from a private debentures issuance (which pay IPCA + 0.5% per year), aiming at financing the expansion of wireless services in many locations in the State of Minas Gerais ("Projeto Minas Comunica"). In the quarter, TMAR borrowed another R$20 million through this private debenture.

The maturity of gross debt is distributed across the coming years in a balanced manner, without any concentration of payments. The existing cash balance (R$6,481 million) is enough to cover 92% of debts due up to 2012.

Table 12 – Schedule for Amortization of the Gross Debt

(R$ million)	2008	2009	2010	2011	2012	2013 onwards	Total
Gross Debt amortization	1,518	1,404	1,075	2,393	650	1,938	8,978

4.2) Capital Expenditure

Consolidated capital expenditure equaled R$645 million (14.4% of the net revenue in the quarter), of which R$503 million (78%) were in the wireline segment and R$142 million (22%) in the wireless segment. Although there was a 37.1% drop in capital expenditure compared with 4Q07, capex in 1Q08 was R$301 million higher than in 1Q07 (+87.5%).

Capex in the wireless segment equated to R$142 million in the quarter, in a 118.5% rise over 1Q07, and it is worth highlighting the resources earmarked for the expansion of the data/voice plant and capex in Region III. Capex fell compared with 4Q07, influenced mostly by the registration of 2G licenses in the previous quarter.

In the wireline segment, the volume of capex in 1Q08 was R$224 million higher than in 1Q07 (+80.3%). For another quarter, we kept capex focused on expanding coverage and increasing the broadband transmission platform capacity.

Table 13 – Capital Expenditure

R$ million	1Q07	4Q07	1Q08	QoQ	YoY
Wireline	279	689	503	-27.0%	80.3%
Growth & Quality	102	188	130	-30.9%	27.5%
Data / Communic. Systems / Other	177	501	373	-25.5%	110.7%
Wireless	65	337	142	-57.9%	118.5%
TOTAL	344	1,026	645	-37.1%	87.5%

4.3) Cash Flow

Free cash flow for the quarter, net of investment, was R$484 million, in a R$146 million reduction compared with the previous quarter. Such performance stems from larger disbursements (4Q07 investments that were disbursed in 1Q08), payment for the acquisition of Paggo (R$75 million), coupled with greater need for working capital in order to meet the disbursement related to the Fistel maintenance fee (R$240 million). It is worth mentioning that in 4Q07, the cash flow had been negatively impacted by capital transferred to Fundação Atlântico (R$260 million) to cover changes in actuarial assumptions.

Compared with 1Q07, free cash flow net of investments was R$358 million lower mainly due to higher Capex, besides disbursements in 1Q08 related to the Fistel maintenance fee (R$240 million), provided that the 2006 fee was paid in 2Q07, in addition to the payment for the acquisition of Paggo (R$75 million).

Table 14 – Cash Flow

R$ million	1Q07	4Q07	1Q08
(i) Cash Flow from operating activities	1,193.5	1,892.5	1,138.0
Net income for the period	342.7	911.5	485.7
Minority interest in results of operations	78.9	169.7	104.8
Adjustments to reconcile net income to net cash:	1,116.3	1,055.6	1,099.5
Interest and monetary variation on loans and financing	202.0	183.9	299.2
Depreciation/Amortization	657.7	649.5	650.3
Contingency Provisions	238.5	189.5	142.1
Other	18.1	32.8	7.9
Change in Working Capital	(344.4)	(244.3)	(551.9)
(ii) Cash flow from investing activities	(352.1)	(1,263.2)	(654.5)
Cash Flow after investing activities	841.5	629.3	483.5
(iii) Cash flow from financing activities	(964.8)	(176.1)	(711.9)
Cash Flow after financing activities	(123.3)	453.3	(228.4)
Payment of Dividends and Interest on Capital	(1.4)	(0.3)	(0.2)
Increase (decrease) in cash and banks	(124.7)	453.0	(228.6)
Cash and banks at the beginning of the period	4,687.2	6,256.7	6,709.7
Cash and banks at the end of the period	4,562.5	6,709.7	6,481.1

5) Recent Events

5.1) Payment of Dividends and Interest on Capital – related to fiscal 2007

TNLP – R$671 million

On April 15, 2008, TNLP started to pay dividends as approved by the Ordinary General Meeting on April 4, 2008, amounting to a total of R$80 million, i.e. R$0.2098 per share, both for common and preferred. This amount per share is already corrected according to the TR rate from January 1, 2008 to April 15, 2008. All shares were traded ex-dividends starting April 7, 2008.

Also on April 15, 2008, payment of interest on capital declared until December 17, 2007 began in the amount of R$591 million, in accordance with the following table, which presents the amounts per share class corrected according to the TR rate from January 1, 2008 to April 15, 2008:

Declared on (*)	Declared Gross Amount		Corrected Gross Amount		Corrected Net Amount
	ON	PN	ON	PN	ON	PN
12/17/2007	1.5478	1.5478	1.5559	1.5559	1.3225	1.3225

(*) last trading day with Interest on Capital

TMAR – R$1,090 million

In the Ordinary General Meeting taken place April 4, 2008, payment of dividends totaling the gross amount of R$329 million was approved. The figure for the dividends corrected according to the TR from January 1, 2008 to April 15, 2008, the date when payment started, resulted in gross amounts of R$0.5428 per class B preferred share, R$1.4461 per class A preferred share and R$1.3147 per common share. All shares started trading ex-dividends on April 7, 2008.

Also on April 15, 2008, payment of interest on capital declared until December 17, 2007 started in the amount of R$761 million according to the following table, which presents the values per share class as corrected according to the TR from January 1, 2008 to April 15, 2008:

Declared on (*)	Declared Gross Amount			Corrected Gross Amount			Corrected Net Amount
	ON	PNA	PNB	ON	PNA	PNB	ON	PNA	PNB
12/17/2007	3.0237	3.3260	3.0237	3.0395	3.3434	3.0395	2.5836	2.8419	2.5836

5.2) Interest on Capital for 2008 – TNL and TMAR

The Tele Norte Leste Participações (TNLP) and Telemar Norte Leste (TMAR) Extraordinary General Meetings taken place on April 4, 2008 approved the proposal of appropriating the goodwill of Interest on Capital throughout 2008 in amounts up to R$700 million and up to R$900 million, respectively.

5.3) Board of Directors and Statutory Audit Committee – TNL and TMAR

The TNL Ordinary General Meeting carried out on April 4 ratified the election of the members of the Board of Directors, complementing the terms, new members were elected to TNL’s Statutory Audit Committee, with terms through 2010 and 2009, respectively. On the same date, TMAR’s Ordinary General Meeting took place, approving the election of the Board of Directors and Statutory Audit Committee, with terms through 2011 and 2009, respectively.

In TNE and TMAR Board of Directors’ meeting which were held on April 25 and 29, respectively, additional changes were made.

At the end, the current TNL and TMAR’s Board of Directors and Statutory Audit Committee are as follows:

TNL – Board of Directors
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
Álvaro Avelino Carvalho dos Santos	Carlos Francisco Ribeiro Jereissati
Pedro Jereissati	-
Otávio Marques de Azevedo	Celso Fernandez Quintella
Caio Marcelo de Medeiros Melo	-
Alan Adolfo Fischler	Eduardo Klingelhoefer de Sá
Luiz Eduardo Falco Pires Corrêa	José Luís Magalhães Salazar
Francisco Cláudio Duda (Minority; licensed)	Joilson Rodrigues Ferreira (Minority; licensed)
Armando Galhardo Junior (Licensed)	Paulo Roberto Teixeira (Licensed)

TNL – Statutory Audit Committee
Effective	Substitute
Pedro Wagner Pereira Coelho (President)	Ricardo Scalzo
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Sérgio Bernstein	Sidnei Nunes
Pedro Julio Pinheiro (Minority)	Dílson de Lima Ferreira Júnior (Minority)
Ricardo Malavazi Martins (Preferred)	Marcelo Andreetto Perillo (Preferred)

TMAR – Board of Directors
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
José Luís Magalhães Salazar	Otávio Marques de Azevedo
Julio Cesar Pinto	João José de Araújo Pereira Pavel
Luiz Eduardo Falco Pires Corrêa	Pedro Jereissati
João Carlos de Almeida Gaspar	Cláudio José Carvalho de Andrade

TMAR – Statutory Audit Committee
Effective	Substitute
Sérgio Bernstein (President)	Sidnei Nunes
Pedro Wagner Pereira Coelho	Ricardo Scalzo
Marcos Duarte Santos (Preferred)	Gustavo Fernandes Moraes (Preferred)

5.4) Conclusion of the Acquisition of Tele Norte Celular Participações S.A. (TNCP)

Following the previous consent by Anatel on March 4, 2008, TMAR concluded on April 3, 2008 the acquisition of 1,292,679 common shares and 3,715 TNCP preferred shares, which controls Amazônia Celular S.A., the object of the Contract for the Purchase of the Stock that was signed between the company and Vivo Participações S.A. on December 20, 2007. These shares constitute 51.86% of the common shares, 0.09% of the preferred shares and 19.34% of the total amount of TNCP-issued shares.

The final price that was agreed upon, after correcting it in accordance with the CDI rate since August, 2007 was R$128,599,660.51. This price is calculated for the acquisition through common TNCP-issued shares, which cost R$99.38. This brings the price of the Amazônia Celular-issued common share to R$152.01. Moreover, TMAR obtained subscription rights to new shares to be issued by Tele Norte Celular, owned by Vivo, for R$23 million.

With the completion of the transaction, TMAR will timely present the requests for the registration of Public Acquisition Offers (OPA Tag Along) up to the totality of TNCP and Amazônia Celular common shares to the Brazilian Securities and Exchange Commission (“CVM”). The indicative prices per share will be respectively R$79.51 and R$121.61. The compulsory Tender Offers for minority shareholders holding ON shares (tag along) will be priced as follows: TNCP – R$79.51/share and Amazônia Celular R$121.61/share.

Aiming at concluding the acquisition of control of TNCP by TMAR, TMAR will submit for the approval of the São Paulo Stock Exchange - Bolsa de Valores de São Paulo S.A. – BVSP (“Bovespa”) in a timely manner, minutes of the Public Selection Processes of voluntary public offerings for acquisition (“Voluntary Tender Offers”) of preferred shares of TNCP and Amazônia Celular. The voluntary Tender Offers will be intended for the acquisition of up to the totality of the preferential shares of TNCP and of Amazônia Celular presently available. Their price will be R$33.00 upfront per preferred TNCP share and R$25.55 per preferred Amazônia Celular share, notwithstanding the share class, be they class A, B, C, D, or E. The launching of the Voluntary Offers depends on the inexistence of unfavorable material events that may affect the decision of TMAR to launch the Voluntary Tender Offers, as well on the approval of the respective public selection processes by Bovespa.

5.5) ACQUISITION OF CONTROL OF BRASIL TELECOM PARTICIPAÇÕES AND BRASIL TELECOM S.A.

On April 25, 2008 the negotiation for the acquisition of indirect shareholding control of Brasil Telecom Participações S.A. (BrT Part) and Brasil Telecom S.A. (BrT) was concluded, with the execution of the Share Purchase Agreement.

The transaction sealed on this date involves the future transfer, in direct and indirect form, to TMAR of 81,092,986 BrT Part-issued common shares representing 60.5% of the voting capital, and 22.28% of the total capital of BrT Part (“BrT Part Shares”). The suspensive condition in the Share Purchase Agreement described in the Material Fact disclosed.

The agreed price in the Share Purchase Agreement for the shares linked to an agreement of shareholders in BrT Part’s controlling group is R$5.86 billion, amounting to a R$72.3058 per BrT Part share. The cumulative average of the one-day CDI rate will be added to these amounts and dividends or interest on capital will be deducted, declared from January 1, 2008 to the Closing Date of the operation. Sealing the acquisition depends on regulatory changes, alterations in the General Granting Plan (Plano Geral de Outorgas), which currently restricts the acquisition of control of a switched fixed-line telephone (STFC) services concessionaire by another STFC concessionaire acting in a different region marked off by PGO, as well as Anatel’s and Cade’s approvals.

Apart from the conclusion of the operation for acquisition of BrT Part and BrT control, TMAR, directly or by means of a controlled company, intends to carry out voluntary public offerings (OPA) to acquire up to 1/3 of preferred shares in circulation issued by BrT Part and BrT, at (i) R$30.47 per preferred share of BrT Part (BOVESPA: BRTP4, NYSE: BRP); and (ii) R$23.42 per preferred share of BrT (BOVESPA: BRTO4, NYSE: BTM), which represent premium of 32.6% over the average daily prices on BOVESPA, weighed by volume in the last 90 (ninety) days (January 24, 2008 to April 23, 2008) of preferred shares of BrT Part and BrT. From this total, any eventual purchases that may occur up to the day of the tender offer should be subtracted (see item 5.6 below).

The OPAs will be formulated at a price equal to 80% of R$72.3058316215, adjusted by declared JCPs/Dividends since January 1st, 2008 and that on this date for reference purposes represent (i) R$57.85 per common share of BrT Part (BOVESPA: BRTP3); and (ii) R$54.31 per common share of BrT (BOVESPA: BRTO3).

For further details of the operation, you may consult the Relevant Fact disclosed April 25 on our website: www.com.br/ir.

5.6) ACQUISITION OF BRASIL TELECOM PARTICIPAÇÕES’ PREFERRED SHARES (brtp4) IN THE MARKET

Telemar Norte Leste S.A. informs that its indirect subsidiary Copart 1 Participações S.A. reached in April 30 2008, a 5.9% stake in Brasil Telecom Participações S.A. preferred shares, after acquiring at the Bovespa 13,609,000 PN shares issued by this company.

The objective of this acquisition is in line with what was published in the Material Fact of April 25 2008, released by Tele Norte Leste and Telemar Norte Leste, which highlights that the company reserves the right to decide whether it is desirable to purchase shares of Brasil Telecom Participações and Brasil Telecom S.A. in the market before the Tender Offers of both companies. In those tender-offers Telemar aims to acquire 1/3 of the preferred shares of BRTP and BRTO in the market.

5.7) RATIFICATION OF THE RESULTS OF 2G and 3G Licenses by Anatel

BIDDING FOR THE REMAINDER OF THE SMP

The result of the dispute for lots 1 and 2 of the remainder of the SMP, which constitute the band M of 10+10 MHz in 1.8GHz in the countryside of São Paulo, and in the service area that spans Franca, were respectively confirmed by Anatel’s Director Council on April 16, 2008. On the date of the signing, which is yet to be determined by Anatel, Oi will disburse 10% of the value proposed in the bid (i.e. R$11,180,900.00) plus the price of the optional 5+5MHz in the 900MHz band, with the adjustment according to the period elapsed since the authorization was obtained, on December 7, 2007.

Anatel’s Director Council also authorized the adjudication of Oi regarding lot 31, which corresponds to the 5+5 MHz band in the 900MHz zone in the 011 dialling code (metropolitan São Paulo). The payment will be made after the confirmation of the result and after Anatel determines the date for the signing of the authorization.

BIDDING FOR 3G FREQUENCIES

On March 25, Anatel’s Director Council confirmed the result of the bidding for 3G frequencies, including the lots that were acquired by Oi. The signing of the authorization for Regions I and III (except the Franca area) took place on April 29, 2008. The total price was R$867,017,600.00.

On the day of the signing, Oi disbursed 10% of its bid, i.e. R$86,701,760.00, and it shall pay the remaining 90% with no correction until December 10, 2008, or splitting into 96 monthly instalments by Anatel (corrected according to the IST + interest at 1% per month), according to the rules given in the public selection process. At that time, the company will evaluate which option is the best, in financial terms.

5.8) unblocking of mobile terminals

On February 13, 2008, the new SMP ruling was enacted, as approved by Resolution 477 of August 7, 2007, which, regarding the unblocking of mobile stations, ensured the possibility to unblock the terminal anytime without any charge to the user, entitling him/her to the following benefits:

  The user may change the chip in order to benefit from promotions by different providers in    the same area with specific commercial conditions.
  The user may use the mobile station when (national roaming) in other SMP Providing Areas with another operator’s chip:

  (i) to act as a local user or

  (ii) to be serviced in areas not covered by his/her original provider.

  The user may utilize the terminal in international trips as a local user from a provider in the visited country, having the opportunity to cut costs due to the utilization of the service.

5.9) Oi: NEW CONTRACTS, PRODUCTS AND SERVICES

Launching of Oi TV

In October 2007, Anatel approved the acquisition of Way TV by Oi and on April 14, 2008, Oi changed the brand’s name from “Way” to “Oi” in the Television and Internet businesses in four cities in Minas Gerais: Belo Horizonte, Uberlândia, Poços de Caldas and Barbacena.

In addition, Oi TV started offering the first quadri-play packages in Brazil, including wireline services, wireless connections, Internet and TV. Oi acquired Way TV in July 2006 for R$132 million in a public auction. This business branch strengthens Oi’s strategy of offering convergent communication service packages.

Launching of VPN VIP Flex

As part of the convergence strategy for all of the company’s segments, Oi launched the VPN VIP Flex on April 7, 2008. The VPN VIP Flex is a customized solution for corporate customers’ convergent service networks. The service, which Oi pioneers in Brazil, offers its customers more than 140 thousand different ways to customize the transfer of data, voice and video. This guarantees the best use of resources and a better employment of the network. The solution allows the customer to automatically customize the transfer of convergent services such as voice, video and data between the headquarters and the branches, reducing costs and increasing the agility in the setup stage and the speed at which the data is transmitted.

This product meets the corporate market needs, continually seeking to optimize and automate processes, and to integrate employees. The VPN VIP Flex meets this need by enabling the transfer data, voice and video through the same connection, prioritizing more important applications and dividing the network’s band according to the company’s needs.

This service is an expansion of Oi’s VPN VIP, which is already used by large companies that need efficient and safe networks in order to transfer their corporate data.

6) Financial Statements

 6.1) Tele Norte Leste Participações - TNLP Consolidated

			R$ million
Income Statement	1Q07	4Q07	1Q08
Wireline Services Revenues	5,173.3	5,180.3	5,143.3
Local Services	2,924.1	2,904.5	2,784.0
Subscription Charges	1,705.3	1,753.6	1,719.3
Local Traffic	515.8	398.1	362.7
Installation Fees	22.9	21.7	21.6
Collect Calls	4.3	1.7	1.4
Other Local Revenues	0.3	0.1	0.0
Fixed-to-Mobile (VC1)	675.6	729.4	678.9
Long Distance	918.9	887.6	927.4
Intra-State	424.1	396.3	413.1
Inter-State	111.3	106.6	102.4
Inter-Regional	163.7	150.6	156.8
International	22.9	17.7	16.1
Fixed-to-Mobile (VC2 and VC3)	197.0	216.4	238.9
Advanced Voice	59.5	53.0	53.2
Public Telephones	302.2	232.8	211.5
Additional Services	143.9	172.5	169.2
Network Usage Remuneration	150.0	151.0	155.9
Data Transmission Services	674.1	759.4	809.0
ADSL (Velox)	266.0	294.7	319.4
Leased Lines (EILD)	130.1	135.8	150.1
Leased Lines (SLDD/SLDA)	63.0	58.7	59.4
IP Services	75.5	82.8	91.3
Packet switch and frame relay	62.4	78.1	77.9
Other Data Services	77.2	109.2	110.8
Other Wireline Services	0.5	19.5	33.2
Wireless Services Revenues	990.1	1,262.2	1,307.5
Subscription Charges	207.2	270.3	292.5
Outgoing Calls	374.2	479.5	524.2
Domestic/International Roaming	28.9	29.5	33.4
Network Usage Remuneration	259.6	319.2	297.7
Data / Value Added Services	66.2	105.3	111.3
Handset Sales	54.1	58.4	48.4
Gross Operating Revenue	6,163.4	6,442.5	6,450.9
Taxes and Deductions	(1,858.1)	(1,958.4)	(1,961.4)
Net Operating Revenue	4,305.4	4,484.1	4,489.4
Operating Expenses	(2,856.1)	(2,936.4)	(2,840.9)
Cost of Services	(873.9)	(852.6)	(849.2)
Cost of Goods Sold	(67.8)	(61.7)	(45.2)
Interconnection Costs	(825.7)	(849.6)	(839.6)
Selling Expenses	(602.5)	(695.0)	(751.6)
General and Administrative Expenses	(270.0)	(329.6)	(289.7)
Other Operating (Expenses) Revenue, net	(216.1)	(147.9)	(65.7)
EBITDA	1,449.3	1,547.6	1,648.5
Margin %	33.7%	34.5%	36.7%
Depreciation and Amortization	(657.6)	(649.4)	(650.3)
EBIT	791.7	898.2	998.3
Equity Accounting	(3.8)	203.2	52.6
Financial Expenses	(391.1)	(385.9)	(400.6)
Financial Income	231.6	320.7	257.0
Non-operating (Expenses) Revenue	2.7	15.6	3.9
Income Before Tax and Social Contribution	631.1	1,051.8	911.2
Income Tax and Social Contribution	(209.5)	29.4	(320.7)
Minority Interest	(78.9)	(169.7)	(104.8)
Net Income	342.7	911.5	485.7
Margin %	8.0%	20.3%	10.8%

Outstanding Shares - Thousand (exc.-treasury)	382,122	382,122	382,122
Income per share (R$)	0.897	2.385	1.271
Income per ADR (US$)	0.426	1.336	0.732

 6.1) Tele Norte Leste Participações – TNLP Consolidated  (Continued)

			R$ million
Balance Sheet	3/31/07	12/31/07	3/31/08
TOTAL ASSETS	27,464	30,253	29,763
Current	10,424	12,724	12,234
Cash and Short-Term Inv.	4,563	6,690	6,458
Accounts Receivable	3,665	3,286	3,268
Recoverable Taxes	1,238	2,113	1,576
Inventories	102	124	114
Other Current Assets	856	511	818
Non-Current Assets	17,040	17,529	17,529
Long Term	3,840	4,028	4,020
Recoverable and Deferred Taxes	2,186	2,231	2,278
Other	1,654	1,797	1,743
Permanent	13,200	13,500	13,508
Investments	78	188	190
Property Plant and Equipment	11,486	11,529	11,586
Intagible Assets	1,278	1,453	1,414
Deferred Assets	358	330	319

Balance Sheet	3/31/07	12/31/07	3/31/08
TOTAL LIABILITIES	27,464	30,253	29,763
Current	5,753	6,892	6,299
Suppliers	1,849	2,051	1,994
Loans and Financing	1,849	2,036	2,100
Payroll and Related Accruals	154	198	148
Payable Taxes	1,133	1,527	1,083
Dividends Payable	555	917	918
Other Accounts Payable	214	164	56
Non-Current Liabilities	10,175	10,205	9,722
Long Term	10,163	10,198	9,717
Loans and Financing	6,958	7,354	6,878
Payable and Deferred Taxes	819	762	743
Contingency Provisions	2,277	1,947	1,954
Other Accounts Payable	109	135	142
Unrealized Earnings	11	7	5
Minority Interest	2,234	2,490	2,592
Shareholders' Equity	9,302	10,665	11,150

6.2) Telemar Norte Leste - TMAR Consolidated

			R$ million
Income Statement	1Q07	4Q07	1Q08
Wireline Services Revenues	5,173.3	5,165.4	5,118.6
Local Services	2,924.1	2,904.5	2,784.0
Subscription Charges	1,705.3	1,753.6	1,719.3
Local Traffic	515.8	398.1	362.7
Installation Fees	22.9	21.7	21.6
Collect Calls	4.3	1.7	1.4
Other Local Revenues	0.3	0.1	0.0
Fixed-to-Mobile (VC1)	675.6	729.4	678.9
Long Distance	918.9	887.6	927.4
Intra-State	424.1	396.3	413.1
Inter-State	111.3	106.6	102.4
Inter-Regional	163.7	150.6	156.8
International	22.9	17.7	16.1
Fixed-to-Mobile (VC2 and VC3)	197.0	216.4	238.9
Advanced Voice	59.5	53.0	53.2
Public Telephones	302.2	232.8	211.5
Additional Services	143.9	172.5	169.2
Network Usage Remuneration	150.0	151.0	155.9
Data Transmission Services	674.1	760.0	809.9
Other	0.5	4.0	7.6
Wireless Services Revenues	990.1	1,262.2	1,307.5
Subscription Charges	207.2	270.3	292.5
Outgoing Calls	374.2	479.5	524.2
Domestic/International Roaming	28.9	29.5	33.4
Network Usage Remuneration	259.6	319.2	297.7
Data / Value Added Services	66.2	105.3	111.3
Handset Sales	54.1	58.4	48.4
Gross Operating Revenue	6,163.4	6,427.6	6,426.1
Taxes and Deductions	(1,858.1)	(1,955.8)	(1,956.3)
Net Operating Revenue	4,305.3	4,471.8	4,469.9
Operating Expenses	(2,846.0)	(2,915.2)	(2,801.7)
Cost of Services Provided	(873.9)	(845.3)	(836.7)
Cost of Goods Sold	(67.8)	(61.7)	(45.2)
Interconnection Costs	(825.7)	(849.6)	(839.6)
Selling Expenses	(601.6)	(694.2)	(748.6)
General and Administrative Expenses	(260.9)	(321.5)	(283.8)
Other Operting (Expenses) Revenue, net	(216.0)	(142.8)	(47.9)
EBITDA	1,459.4	1,556.6	1,668.2
Margin %	33.9%	34.8%	37.3%
Depreciation and Amortization	(672.7)	(661.8)	(657.8)
EBIT	786.7	894.8	1,010.4
Equity Accounting	(2.3)	14.0	11.3
Financial Expenses	(353.8)	(300.1)	(375.2)
Financial Income	225.4	308.2	258.8
Non-operating (Expenses) Revenue	2.7	15.5	7.6
Income Before Tax and Social Contribution	658.7	932.5	912.8
Income Tax and Social Contribution	(222.1)	6.1	(330.7)
Net Income	436.6	938.6	582.2
Margin %	10.1%	21.0%	13.0%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,614	238,391
Income per share (R$)	1.830	3.934	2.442

Balance Sheet	3/31/07	12/31/07	3/31/08
TOTAL ASSETS	26,510	29,222	28,947
Current	9,446	11,706	11,252
Cash and Short-Term Inv.	3,920	6,080	5,830
Accounts Receivable	3,666	3,278	3,261
Recoverable and Deferred Taxes	908	1,731	1,246
Inventories	102	123	114
Other Current Assets	850	495	801

Non-Current Assets	17,064	17,515	17,695
Long Term	3,590	3,931	4,112
Recoverable and Deferred Taxes	1,994	2,009	2,045
Other	1,596	1,922	2,067

Permanent	13,474	13,585	13,583
Investments	373	374	364
Property Plant and Equipment	11,482	11,482	11,539
Intagible Assets	1,275	1,432	1,394
Deferred	344	297	286

Balance Sheet	3/31/07	12/31/07	3/31/08
TOTAL LIABILITIES	26,510	29,222	28,947
Current	5,524	6,296	5,725
Suppliers	1,844	2,046	1,969
Loans and Financing	1,481	1,395	1,444
Payroll and Related Accruals	152	195	146
Payable Taxes	1,115	1,450	1,063
Dividends Payable	711	1,043	1,044
Other Accounts Payable	221	166	59
Non-Current Liabilities	8,623	9,144	8,823
Long Term	8,611	9,136	8,819
Loans and Financing	5,630	6,512	6,196
Payable Taxes	668	615	598
Contingency Provisions	2,274	1,944	1,953
Other Accounts Payable	40	66	72
Unrealized Earnings	11	7	5
Shareholders' Equity	12,364	13,782	14,399

Income Statement	1Q07	4Q07	1Q08
Local Services	2,925.1	2,904.2	2,784.0
Long Distance	863.1	923.3	927.8
Advanced Voice	60.3	54.6	54.4
Public Telephones	302.2	233.4	211.5
Additional Services	144.4	173.5	170.8
Network Usage Remuneration	146.4	185.7	207.6
Data Transmission Services	624.5	673.0	722.0
Other	0.5	0.6	0.5
Gross Operating Revenue	5,066.5	5,148.3	5,078.6
Taxes and Deductions	(1,533.9)	(1,527.6)	(1,493.0)
Net Operating Revenue	3,532.7	3,620.7	3,585.6
Operating Expenses	(2,256.7)	(2,407.5)	(2,270.7)
Cost of Services Provided	(702.8)	(675.1)	(672.5)
Interconnection Costs	(748.3)	(795.3)	(780.6)
Selling Expenses	(441.3)	(557.4)	(563.4)
General and Administrative Expenses	(220.1)	(260.7)	(217.4)
Other Operating (Expenses) Revenue, net	(144.2)	(119.0)	(36.8)
EBITDA	1,275.9	1,213.2	1,314.9
Margin %	36.1%	33.5%	36.7%
Depreciation and Amortization	(492.5)	(484.6)	(477.8)
EBIT	783.4	728.6	837.1
Equity Accounting	40.2	220.5	155.5
Financial Expenses	(341.9)	(259.9)	(346.0)
Financial Income	167.8	228.6	166.4
Non-operating (Expenses) Revenue	3.1	15.7	6.8
Income Before Tax and Social Contribution	652.5	933.5	819.8
Income Tax and Social Contribution	(215.9)	5.1	(237.6)
Net Income	436.6	938.6	582.2
Margin %	12.4%	25.9%	16.2%

Balance Sheet	3/31/07	12/31/07	3/31/08
TOTAL ASSETS	25,390	27,608	27,385
Current	6,315	7,738	7,327
Cash and Short-Term Inv.	2,314	3,163	3,199
Accounts Receivable	3,067	3,018	2,987
Recoverable and Deferred Taxes	660	1,327	809
Inventories	39	36	30
Other Current Assets	236	195	301
Non-Current Assets	19,075	19,870	20,058
Long Term	2,392	2,684	2,687
Recoverable and Deferred Taxes	1,142	1,126	1,173
Other	1,250	1,557	1,514
Permanent	16,683	17,186	17,371
Investments	8,284	8,630	8,774
Property Plant and Equipment	8,095	8,214	8,266
Intagible Assets	304	343	331
TOTAL LIABILITIES	25,390	27,608	27,385
Current	4,576	5,218	4,757
Suppliers	1,338	1,418	1,429
Loans and Financing	1,481	1,373	1,390
Payroll and Related Accruals	128	152	118
Payable Taxes	815	1,119	671
Dividends Payable	711	1,043	1,044
Other Accounts Payable	102	113	105
Non-Current Liabilities	8,450	8,608	8,229
Long Term	8,450	8,608	8,229
Loans and Financing	5,620	6,124	5,751
Payable Taxes	652	608	591
Contingency Provisions	2,165	1,850	1,856
Other Accounts Payable	13	27	31
Shareholders' Equity	12,364	13,782	14,399

Income Statement	1Q07	4Q07	1Q08
Wireless Services Revenues	1,180.0	1,468.3	1,512.5
Subscription	207.2	270.3	292.5
Outgoing Calls	374.2	479.5	524.2
Domestic/Internacional Roaming	28.9	29.5	33.4
Network Usage Remuneration	449.4	525.2	502.4
Data / Value Added	66.2	105.3	111.3
Other SMP Services	0.1	(0.3)	(0.5)
Handset Sales	54.1	58.8	49.1
LD/Advanced Voice Service/Network* Revenues	150.9	70.7	106.5
Gross Operating Revenue	1,330.9	1,539.0	1,619.0
Taxes and Deductions	(331.3)	(435.1)	(470.4)
Net Operating Revenue	999.5	1,104.0	1,148.6
Operating Expenses	(816.2)	(749.4)	(766.7)
Cost of Services Provided	(222.0)	(219.1)	(150.6)
Cost of Goods Sold	(67.8)	(61.7)	(45.1)
Interconnection Costs	(284.9)	(295.2)	(315.6)
Selling Expenses	(196.7)	(199.5)	(222.9)
General and Administrative Expenses	(39.0)	(52.8)	(62.4)
Other Operating (Expenses) Revenue, net	(5.8)	78.9	29.8
EBITDA	183.3	354.5	381.9
Margin %	18.3%	32.1%	33.3%
Depreciation and Amortization	(179.0)	(175.9)	(178.3)
EBIT	4.4	178.6	203.7
Equity Accounting	0.0	(3.0)	(21.8)
Financial Expenses	(11.2)	(39.2)	(32.2)
Financial Income	58.3	77.9	95.8
Non-operating Expenses	(0.2)	(0.2)	0.8
Income Before Tax and Social Contribution	51.3	214.1	246.2
Income Tax and Social Contribution	(5.7)	1.6	(92.1)
Net Income	45.6	215.6	154.1
Margem %	4.6%	19.5%	13.4%

Balance Sheet	3/31/07	12/31/07	3/31/08
TOTAL ASSETS	8,962	9,973	10,073
Current	3,155	3,984	3,949
Cash and Short-Term Inv.	1,509	2,826	2,528
Accounts Receivable	725	405	424
Recoverable and Deferred Taxes	245	360	407
Inventories	64	86	84
Other Current Assets	612	306	506
Non-Current Assets	5,808	5,989	6,124
Long Term	1,140	1,288	1,431
Recoverable and Deferred Taxes	851	910	891
Loans and Financing	201	258	403
Other	88	120	137
Permanent	4,668	4,701	4,693
Investments	0	88	111
Property Plant and Equipment	3,374	3,254	3,259
Intagible Assets	964	1,077	1,049
Deferred Assets	330	283	274
TOTAL LIABILITIES	8,962	9,973	10,073
Current Liabilities	1,064	1,229	1,118
Suppliers	630	797	670
Loans and Financing	0	9	9
Payroll and Related Accruals	23	41	25
Payable Taxes	292	321	383
Other Accounts Payable	117	61	31
Non-Current Liabilities	144	560	612
Long Term	144	560	612
Loans and Financing	0	440	488
Contingency Provisions	104	90	93
Payable Taxes	16	7	7
Other Accounts Payable	24	23	24
Shareholders' Equity	7,755	8,184	8,342

7) Glossary

ARPU (Average Revenue per Unit):
Indicator used in the telecommunication sector, showing the average monthly revenue per customer during a given period. It is calculated by dividing net revenue for the period by average customer base.

Churn Rate:
The percentage of customers whose phones are disconnected during a given period, as a proportion of the average customer base.

IST (Telecommunications Services Index):
Since 2006, Anatel has been using a specific index for readjusting tariffs based on a basket of tariffs for telecoms services, called the IST. The IST has brought more equilibrium to the adjustment of prices charged to retail and wholesale customers, compared to the previous system that was based on the IGP-DI inflation index and was more focused on wholesale prices.

Net additions:
Gross additions (total of new customers during a given period), less disconnections during that same period.

Plans: Basic vs. Alternative:
The telecoms operators are obliged to provide two types of plan: the Basic Plan and the Obligatory Alternative Service Plan (PASOO). Under the basic minutes plan, the toll free exemption for residential subscribers is 200 minutes and for commercial subscribers is 150 minutes. Under the PASOO, the exemption for residential subscribers is 400 minutes and for commercial subscribers is 360 minutes. There is a different minute price for each plan.
It should be emphasized that, in addition to the obligatory plans, operators can also offer alternative plans whose characteristics are not regulated by Anatel.

Plans: Minutes v Pulses:
Under the billing denominated in pulses, one pulse is charged for each connection completed, followed by a variable pulse, covering up to the first 4 minutes of usage. One pulse is charged thereafter for every 4 minutes of usage. Under the plans denominated in minutes, the charge is based on the effective usage time.

Click on the link below to learn more about our minutes plans:
http://www.novaoi.com.br/controlebanners2/campanhas/planodeminutos/index.html

Productivity Factor:
As determined in the Concession Contract 2006, Anatel is to calculate the average productivity rate of the sector and compare this with the individual productivity of each operator. The productivity factor, which is to be deducted from the IST, is equivalent to 50% of the greater of: (1) the average productivity rate for the telecom sector; or (2) the operator’s individual productivity. Even if an operator has a negative productivity rate, Anatel will not grant that company a tariff readjustment superior to the IST rate.

Remuneration for Use of the SMP Network:
The amount paid to an SMP provider, per unit of time, for the use of their network.

UGR (Revenue Generating Unit):
In the case of the Oi group of companies: Oi Fixo + Oi Móvel + Oi Velox.

Relevant Information

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company  capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,237,832	68,504,187	58,869,713
Preferred	261,223,463	6,475,663	0	254,747,800
Total	391,835,195	9,713,495	68,504,187	313,617,513

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,328,943	25,934,852
Preferred (B)	1,063,967	0	6	1,063,961
Total	238,614,355	223,500	208,556,822	29,834,033

OBS: Shareholder structure as of March 31, 2008

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Cristiana Ortigão	55 (21) 3131-1315	cristiana.ortigao@oi.net.br
Lívia Guimarães	55 (21) 3131-1317	livia.guimaraes@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com